Exhibit 99.1

NXT ANNOUNCES US $2.66 MILLION SURVEY
CONTRACT NOW UNDERWAY IN SOUTH ASIA

Highlights
•	SFD survey contract for a major National Oil Company has commenced
•	Project expected to be completed and delivered in Q1-2013
•	Contract further strengthens NXT’s financial position for 2013

CALGARY, ALBERTA, December 20, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) announces that it has recently commenced data acquisition operations for its US $2.66 million South Asia SFD® aerial survey project.  This previously announced contract is with a major National Oil Company and is expected to be completed and delivered to the client before the end of Q1-2013.

“We are pleased that we have now commenced this contract, after a lengthy government approval process” noted George Liszicasz, President and CEO of NXT.  “Following completion of our recent contract for PEMEX in Mexico, this new survey represents operations in our sixth different country in a period of 13 months and will further enhance NXT’s financial position heading into 2013.  NXT’s focused business plan of pursuing international survey projects is gaining momentum as industry acceptance of the benefits of using our SFD® technology as an early stage exploration tool grows.”

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2011 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include the planned timing and completion of the South Asia survey project.  Specific risk factors related to the contract include weather and other factors which may affect the timing and execution of the aerial survey operations.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
gleavens@nxtenergy.com
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
george@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.